SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                         4 MILLION FREE* SEATS
          4M THANK YOU'S FROM RYANAIR - THE WORLD'S FAVOURITE AIRLINE

Ryanair, the World's Favourite Airline today (Tuesday, 6th September 2005) launched its BIGGEST EVER FREE* seat sale by giving away 4 MILLION FREE* seats across its entire network. Ryanair currently operates 250 routes across 21 countries and this year will carry 35 million passengers.

Speaking this morning, Michael O'Leary, Ryanair's CEO said:

        "This is Ryanair's Biggest Free Seat Sale ever! Yesterday, passenger statistics for August showed that Ryanair carried more passengers than British Airways' worldwide total, making Ryanair the WORLD'S FAVOURITE AIRLINE and British Airways officially just the second choice.

        "Today we are giving away 4 million FREE* seats network wide to say thank you to our passengers. These FREE* seats are available for immediate booking at www.ryanair.com and will sell in record time. Book now until midnight Monday 12th September for your FREE* flight".

   NO. OF FREE SEATS ON SOME OF RYANAIR'S 250     NO. OF FREE*SEATS
                    ROUTES

London              Dublin                               250,000

                    Barcelona                             80,000

                    Rome                                  80,000

                    Stockholm                             60,000

                    Milan                                 60,000

                    Venice                                50,000

                    Frankfurt                             50,000

                    Oslo                                  40,000

Liverpool           Dublin                                40,000

                    Barcelona                             25,000

                    Rome                                  10,000

Glasgow             London                                60,000

                    Paris                                 25,000

AND HUNDREDS OF THOUSANDS MORE ON ALL OF OUR OTHER ROUTES

Fare Offer Details:

Booking period         06/09/05 - midnight 12/09/05

Travel period          26/09/05 - 09/02/06

Blackout period        21/10/05 - 02/11/05 & 16/12/05 - 05/01/06

Advance Purchase       14 days

*One way ex taxes and charges

Ends.                         Tuesday, 6th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300
                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 September 2005
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director